UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BioXcel Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075P105

(CUSIP Number)

April 3, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075P105
(1) Names of reporting persons	BioXcel LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	OO (Limited Liability Company)

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	BioXcel Holdings, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	CO

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Krishnan Nandabalan
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	354,000[1]
(6) Shared voting power	8,547,750[2]
(7) Sole dispositive power	354,000[1]
(8) Shared dispositive power	8,547,750[2]
(9) Aggregate amount beneficially owned by each reporting person	8,901,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	30.3% (*)
(12) Type of reporting person (see instructions)	IN

1 Consists of shares of Common Stock issuable upon exercise of stock options that are currently exercisable or may be exercised within 60 days.

2 Includes 1,000 shares held in a trust which Dr. Nandabalan and his spouse, Suganthi Balasubramanian, may be deemed to have beneficial ownership of.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Suganthi Balasubramanian
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,547,750[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,547,750[1]
(9) Aggregate amount beneficially owned by each reporting person	8,547,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes 1,000 shares held in a trust which Dr. Nandabalan and Ms. Balasubramanian may be deemed to have beneficial ownership of.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Michael Aiello
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750[1]
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 Mr. Aiello is the Trustee for certain trusts that hold shares of BioXcel Holdings, Inc.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Vipin Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,554,945[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,554,945[1]
(9) Aggregate amount beneficially owned by each reporting person	8,554,945
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 8,195 shares jointly held with Rashmi Agarwal.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Rashmi Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,554,945[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,554,945[1]
(9) Aggregate amount beneficially owned by each reporting person	8,554,945
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 8,195 shares jointly held with Vipin Agarwal.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Anesha Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750[1]
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 The Reporting Person serves as a trustee of a trust owning shares of BioXcel Holdings, Inc.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Akrati Agarwal
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750[1]
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 The Reporting Person serves as a trustee of a trust owning shares of BioXcel Holdings, Inc.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1} Names of reporting persons	Jatin Patel
2} Check the appropriate box if a member of a group	a)
(see instructions}	b)
(3} SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5} Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
{8) Shared dispositive power	8,546,750
{9) Aggregate amount beneficially owned by each reporting person	8,546,750
{10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11} Percent of class represented by amount in Row (9)	29.5% {*)
12) Type of reporting person {see instructions)	IN

(*)  Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Bina Patel
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Krunal Patel
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power
(6) Shared voting power	8,546,750
(7) Sole dispositive power
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Pardeep Sood
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Alka Sood
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750[1]
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 The Reporting Person serves as a trustee of two trusts owning shares of BioXcel Holdings, Inc.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Marshal D. Gibson
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,546,750[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,546,750[1]
(9) Aggregate amount beneficially owned by each reporting person	8,546,750
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 The Reporting Person serves as trustee of certain trusts owning shares of BioXcel Holdings, Inc.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Indu R. Gupta
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	100
(6) Shared voting power	8,546,750
(7) Sole dispositive power	100
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,546,850
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Tarun K. Gupta
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	3,646
(6) Shared voting power	8,546,750
(7) Sole dispositive power	3,646
(8) Shared dispositive power	8,546,750
(9) Aggregate amount beneficially owned by each reporting person	8,550,396
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Diwakar Jain
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,547,300[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,547,300[1]
(9) Aggregate amount beneficially owned by each reporting person	8,547,300
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.5% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 550 shares jointly held with Anita Jain.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

CUSIP No. 09075P105
(1) Names of reporting persons	Anita Jain
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,547,300[1]
(7) Sole dispositive power	0
(8) Shared dispositive power	8,547,300[1]
(9) Aggregate amount beneficially owned by each reporting person	8,547,300
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	29.50% (*)
(12) Type of reporting person (see instructions)	IN

1 Includes a total of 550 shares jointly held with Diwakar Jain.

(*) Based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

Item 1(a) Name of issuer:

BioXcel Therapeutics, Inc.

Item 1(b) Address of issuer’s principal executive offices:

The Issuer’s principal executive offices are located at 555 Long Wharf Drive, New Haven, CT 06511.

Item 2(a) Name of person filing:

This statement is filed by:

(i) BioXcel LLC;

(ii) BioXcel Holdings, Inc. (“Holdings”);

(iii) Krishnan Nandabalan (“Dr. Nandabalan”);

(iv) Suganthi Balasubramanian (“Ms. Balasubramanian”);

(v) Michael Aiello (“Mr. Aiello”);

(vi) Vipin Agarwal (“Mr. Agarwal”);

(vii) Rashmi Agarwal (“Ms. Agarwal”);

(viii) Anesha Agarwal (“Anesha Agarwal”);

(ix) Akrati Agarwal (“Akrati Agarwal”);

(x) Jatin Patel (“Mr. Patel”);

(xi) Bina Patel (“Bina Patel”);

(xii) Krunal Patel (“Krunal Patel”);

(xiii) Pardeep Sood (“Dr. Sood”);

(xiv) Alka Sood (“Alka Sood”);

(xv) Marshal D. Gibson (“Mr. Gibson”);

(xvi) Indu R. Gupta (“Ms. Gupta”);

(xvii) Tarun K. Gupta (“Mr. Gupta”)

(xviii) Diwakar Jain (“Mr. Jain”); and

(xix) Anita Jain (“Ms. Jain”).

Each of the foregoing persons is hereinafter sometimes referred to as a “Reporting Person.”

The Reporting Persons have entered into a Joint Filing Agreement, dated April 3, 2023, a copy of which is filed with this 13G as Exhibit 99.1, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

This is an amendment to the previously filed Schedule 13G, as previously amended, by BioXcel LLC, Holdings, and Dr. Nandabalan.  This is an initial filing with respect to all other Reporting Persons.

Item 2(b) Address or principal business office or, if none, residence:

The principal business address of each of the Reporting Persons is 2614 Boston Post Road, Suite #33B, Guilford, CT 06437.

Item 2(c) Citizenship:

BioXcel LLC is a limited liability company organized under the laws of the State of Delaware. Holdings is a corporation organized under the laws of the State of Delaware. Each of Dr. Nandabalan, Ms. Balasubramanian, Mr. Aiello, Mr. Agarwal, Ms. Agarwal, Anesha Agarwal, Akrati Agarwal, Mr. Patel, Bina Patel, Krunal Patel, Dr. Sood, Alka Sood, Mr. Gibson, Mr. Gupta, Ms. Gupta, Mr. Jain and Ms. Jain is a citizen of the United States.

Item 2(d) Title of class of securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e) CUSIP No.:

09075P105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k):     Not applicable

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of each Reporting Person’s cover page to this Schedule 13G. The ownership percentages reported are based on 29,009,536 shares of Common Stock of the Issuer outstanding as of March 13, 2023 (as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2023).

As of March 13, 2023, BioXcel LLC was the record holder of 8,546,750 shares of Common Stock. BioXcel LLC is a subsidiary of Holdings. Dr. Nandabalan is an officer and Dr. Nandabalan, Mr. Patel and Dr. Sood are members of the Board of Managers of BioXcel LLC; and Dr. Nandabalan is an officer, and Dr. Nandabalan and Mr. Patel and Dr. Sood are members of the Board of Directors of Holdings, and all such above persons together with the other Reporting Persons are stockholders of Holdings. Each Reporting Person may be deemed to beneficially own the securities held. Each of them disclaims any such beneficial ownership. The Reporting Persons are collectively the record and/or beneficial owners of a majority of the outstanding shares of common stock of Holdings.

The Reporting Persons are parties to a Stockholders’ Agreement (the “Holdings Stockholders Agreement”), dated as of April 3, 2023, by and among, Holdings and certain other Reporting Persons signatory thereto (each a “Holdings Stockholder”). Pursuant to the Holdings Stockholders Agreement, the Holdings Stockholders have agreed to vote all of their shares of Holdings common stock in favor of the election of Dr. Nandabalan and Mr. Patel and Dr. Sood to the Holdings board of directors.  The Holdings Stockholders Agreement also contains certain other voting requirements and limitations on the transfer of outstanding Holdings common stock held by the Holdings Stockholders.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than the actions solely in connection with a nomination under 240.14a-11.

List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons
99.2	Stockholders Agreement dated as of April 3, 2023 by and among BioXcel Holdings, Inc. and certain other Reporting Persons signatory thereto

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 3, 2023.

BIOXCEL LLC

By:	/s/ Krishnan Nandabalan
Krishnan Nandabalan
President

BIOXCEL HOLDINGS, INC.

By:	/s/ Krishnan Nandabalan
Krishnan Nandabalan
President

KRISHNAN NANDABALAN

By:	/s/ Krishnan Nandabalan

SUGANTHI BALASUBRAMANIAN

By:	/s/ Suganthi Balasubramanian

MICHAEL AIELLO

By:	/s/ Michael Aiello

VIPIN AGARWAL

By:	/s/ Vipin Agarwal

RASHMI AGARWAL

By:	/s/ Rashmi Agarwal

ANESHA AGARWAL

By:	/s/ Anesha Agarwal

AKRATI AGARWAL

By:	/s/ Akrati Agarwal

JATIN PATEL

By:	/s/ Jatin Patel

BINA PATEL

By:	/s/ Bina Patel

KRUNAL PATEL

By:	/s/ Krunal Patel

PARDEEP SOOD

By:	/s/ Pardeep Sood

ALKA SOOD

By:	/s/ Alka Sood

MARSHAL D. GIBSON

By:	/s/ Marshal D. Gibson

INDU R. GUPTA

By:	/s/ Indu R. Gupta

TARUN K. GUPTA

By:	/s/ Tarun K. Gupta

DIWAKAR JAIN

By:	/s/ Diwakar Jain

ANITA JAIN

By:	/s/ Anita Jain